Exhibit 12.1

Retail Properties of America, Inc.
Computation of Ratio of Earnings to Fixed Charges
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2015	2014	2013		2012	2011
Earnings
Income (loss) from continuing operations	$3,832	$597	$(42,855)		$(14,368)	$(71,492)
Equity in loss of unconsolidated joint ventures, net	—	2,088	1,246		6,307	6,437
Gain on sales of investment properties, net	121,792	42,196	5,806		7,843	5,906
Adjustments added:
Fixed charges (see below)	142,987	137,944	150,685		178,306	214,920
Distributions on investments in unconsolidated joint ventures	—	1,360	7,105		6,168	2,218
Adjustments subtracted:
Interest capitalized	—	—	—		—	(197)
Total earnings	$268,611	$184,185	$121,987		$184,256	$157,792

Fixed charges:
Interest expense	$138,938	$133,835	$146,805		$171,295	$203,914
Co-venture obligation expense (1)	—	—	—		3,300	7,167
Interest capitalized	—	—	—		—	197
Estimate of interest within rental expense	4,049	4,109	3,880		3,711	3,642
Total fixed charges	$142,987	$137,944	$150,685		$178,306	$214,920

Preferred stock dividends	9,450	9,450	9,450		263	—
Total fixed charges and preferred stock dividends	$152,437	$147,394	$160,135		$178,569	$214,920

Ratio of earnings to fixed charges	1.88	1.34	—	(2)	1.03	—	(2)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.76	1.25	—	(3)	1.03	—	(3)

(1)
Represents the preferred return and incentive and other compensation with respect to the IW JV 2009, LLC, or IW JV. The Company redeemed the full amount of the noncontrolling interest on April 26, 2012.

(2)
The ratio was less than 1:1 for the years ended December 31, 2013 and 2011 as earnings were inadequate to cover fixed charges by deficiencies of approximately $28.7 million and $57.1 million, respectively.

(3)
The ratio was less than 1:1 for the years ended December 31, 2013 and 2011 as earnings were inadequate to cover fixed charges by deficiencies of approximately $38.1 million and $57.1 million, respectively.